                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549




                                   F O R M   6 - K


[X]  Pursuant to Rule 13a-16 or 15d-16 of the SECURITIES EXCHANGE ACT OF 1934






                                    GOLDCORP INC.
-------------------------------------------------------------------------------
                (Exact name of registrant as specified in its charter)



                            COMMISSION FILE NUMBER 1-12970




          PROVINCE OF ONTARIO                      98770100
-----------------------------------          ------------------------------
   (State of other jurisdiction         (I.R.S. Employer Identification No.)
   of incorporation
   or organization)



                           SUITE 2700, 145 KING STREET WEST
                           TORONTO, ONTARIO, CANADA M5H 1J9

                                    (416) 865-0326
                 (Registrant's telephone number, including area code)


Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
                                            Form 20 - F [   ]   Form 40-F [ X ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-(b) under the SECURITIES EXCHANGE ACT of 1934.

                                                             Yes [   ] No [ X ]


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                                      SIGNATURE

Pursuant to the requirements of the SECURITIES EXCHANGE ACT OF 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             GOLDCORP INC.


                                             /s/ Abraham N. Rubinfeld
                                             ------------------------------
                                             Vice President, Legal and
                                             Secretary
                                             (Duly Authorized Officer)


Date: April 17, 1998

                                       FORM  27

                MATERIAL CHANGE REPORT UNDER SECTION 75(2) OF THE ACT

                                    SECURITIES ACT

ITEM 1. - REPORTING ISSUER:

     Goldcorp Inc. ("Goldcorp")
     Suite 2700, 145 King Street West
     Toronto, Ontario   M5H 1J8
     Telephone:     (416) 865-0326
     Facsimile:     (416) 361-5741


ITEM 2. - DATE OF MATERIAL CHANGE:


     April 13, 1998


ITEM 3. - PRESS RELEASE:


     April 13, 1998 - Toronto, Ontario.


ITEM 4. - SUMMARY OF MATERIAL CHANGE:


     Halkat Industries Income Trust ( the "Trust") withdraws financing prospectus.


ITEM 5. - FULL DESCRIPTION OF MATERIAL CHANGE:

     Goldcorp and the Trust filed a preliminary prospectus on December 19, 1997 and an amended preliminary prospectus on March 25, 1998 relating to an initial public offering of units of the Trust. The prospectus was filed with the securities regulatory authorities in each of the provinces of Canada.

     On April 13, 1998, Goldcorp and the Trust announced that the proposed financing will not proceed, as the issue could not be completed at a price acceptable to Goldcorp. The prospectus filing has been withdrawn.


ITEM 6. - RELIANCE ON SECTION 75(3) OF THE ACT:


     Not Applicable.


ITEM 7. - OMITTED INFORMATION:


     None.


ITEM 8. -  SENIOR OFFICER:


     Abraham N. Rubinfeld
     Vice President, Legal and Secretary
     Goldcorp Inc.
     Suite 2700, 145 King Street West
     Toronto, Ontario   M5H 1J8
     Telephone:     (416) 865-0326
     Facsimile:     (416) 361-5741



                                       - 2 -



ITEM 9. - STATEMENT OF SENIOR OFFICER:


     The foregoing accurately discloses the material change referred to herein.



     Toronto, Ontario
     April 17, 1998
                              /s/ Abraham N. Rubinfeld
                              -------------------------------
                              Abraham N. Rubinfeld
                              Vice President, Legal and Secretary